January 12, 2017

Rahul K. Patel, Attorney

Coy Garrison, Special Counsel

100 F Street, N. E.

Securities and Exchange Commission

Washington, D.C. 20549

Re:	FinTech Acquisition Corp. II

Registration Statement on Form S-1

As filed December 23, 2016

Registration No. 333-215305

CIK No. 0001683695

Dear Messrs. Patel and Garrison:

This letter sets forth the responses of FinTech Acquisition Corp. II (the “Company”) to the comment set forth in the letter of comment dated January 11, 2017 to the above-referenced registration statement. For your convenience, we first set forth the comment in bold type, followed by the Company’s response. Captions and page references herein are to the amendment to the registration statement filed with the Securities and Exchange Commission concurrently herewith.

General

1.       We note your disclosure on page 10 and elsewhere that Cantor Fitzgerald will have the same redemption rights as a public stockholder with respect to any public shares it acquires. Please clarify the types and purpose of transactions Cantor Fitzgerald may engage in to acquire public shares. Please also disclose whether Cantor Fitzgerald has any current commitments, plans, or intentions to engage in such transactions. Further, please clarify the limitations on Cantor Fitzgerald’s ability to acquire public shares under the federal securities laws, similar to your disclosure on page 13 relating to the purchase of public shares by your initial holders, directors, officers, and affiliates.

In response to the staff’s comment, the Company has provided the requested disclosure under the “The Offering—Placement Units” at page 10; “The Offering—Redemption rights for public stockholders upon consummation of our initial business combination” at page 14; “The Offering—Redemption of public shares and distribution and liquidation if no initial business combination” at page 18; “Use of Proceeds” at page 51; “Proposed Business—Effecting Our Business Combination—Redemption of public shares and liquidation if no initial business combination” at page 72; “Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419” at pages 78 and 79; “Management – Conflicts of Interest” at page 89; and “Description of Securities—Common Stock” at pages 97 and 98.

In addition, in response to the Staff’s comment No.1 in its comment letter dated October 5, 2016, the Company is providing a copy of materials it has presented to investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). Investors have not retained copies of these materials. The Company is providing these materials in paper format with an accompanying cover letter pursuant to Rule 418 under the Securities Act. The Company will supplementally provide the Staff with copies of any other written communications, as defined in Rule 405 under the Securities Act, that the Company or anyone authorized on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act. Similarly, the Company will supplementally provide the Staff with any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in this offering. To date, no such research reports exist.

If you have any questions regarding this letter, please contact Amanda Abrams, the Company’s legal counsel, at (215) 731-9450.

Very truly yours,

/s/ James J. McEntee, III
James J. McEntee, III
President and Chief Financial Officer
FinTech Acquisition Corp. II